02034420

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Grupo Carso S.A. de C.V.

*CURRENT ADDRESS

PROCESSED

JUN 06 2002 P

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3175   FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/30/02

82-3175

ANDERSEN

Translation of financial statements originally issued in Spanish

AR/S 12-31-01

Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated financial statements as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power
as of December 31, 2001

Together with auditors' report

02 MAY 29 AM 11:14

ANDERSEN

Ruiz, Urquiza y Cía., S.C.

Bosque de Duraznos 127
Bosques de las Lomas
11700 México, DF
México

Tel 55 5246 6000
Fax 55 5246 6001

www.andersen.com.mx

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)

To the Stockholders of
Grupo Carso, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of certain consolidated subsidiaries, which reflect total assets and net revenues of approximately 37% and 35% in 2001, and 36% and 24% in 2000, respectively, of the consolidated totals, were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

As explained in Notes 3 and 5, during the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the partial spin-off of the Company, resulting in the incorporation of U.S. Commercial Corp., S.A. de C.V. as the new company, whose most significant asset is represented by the investment in shares of Sanborns, LLC and Subsidiary (CompUSA, Inc.), with effects as of November 29, 2001. The financial statements as of December 31, 2000 have been restated to present the assets, liabilities and results of the new company under one line item, for comparison purposes.

In our opinion, based on our audits and the reports of other auditors referred to in the first paragraph, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grupo Carso, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Arthur Andersen

March 15, 2002

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated balance sheets as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets	2001	2000
Current assets:		
Cash and marketable securities	$ 3,766,926	$ 4,589,314
Accounts receivable, net	9,472,898	9,901,086
Inventories, net	9,708,572	10,567,630
Guarantee of discounted portfolio	333,605	558,725
Prepaid expenses	198,329	142,691
Current assets of the spinoff operation	-	8,981,033
Total current assets	23,480,330	34,740,479
Long-term accounts receivable	95,634	148,958
Investment in shares of associated companies and unconsolidated real estate trust	2,466,903	2,405,420
Property, plant and equipment, net	33,577,516	34,148,345
Concession titles, net	2,182,668	2,230,208
Other assets, net	2,785,791	3,126,232
Non-current assets of the spinoff operation	-	11,754,647
	$ 64,588,842	$ 88,554,289

Liabilities and stockholders' equity	2001	2000
Current liabilities:		
Bank loans and current portion of long-term debt	$ 10,502,763	$ 15,437,413
Accounts payable to suppliers	4,404,903	4,642,983
Contingent liability for discounted portfolio	70,000	208,800
Related parties	199,796	490,675
Other accounts payable and accrued liabilities	2,766,630	2,025,096
Taxes on processed tobacco	653,017	538,390
Income taxes, asset taxes and employee profit sharing	538,741	273,026
Current liabilities of the spinoff operation	-	7,128,309
Total current liabilities	19,135,850	30,744,692
Long-term debt	11,425,033	9,409,396
Long-term taxes payable	9,190,112	8,996,923
Deferred income and negative goodwill, net	165,832	583,017
Non-current liabilities of the spinoff operation	-	4,805,581
Total liabilities	39,916,827	54,539,609
Stockholders' equity:		
Capital stock	5,242,590	6,995,056
Additional paid-in capital	1,675,246	2,233,648
Reserve for repurchase of own shares	2,162,805	2,962,157
Surplus paid by minority interest	-	281,550
Retained earnings	44,478,792	43,681,332
Cumulative effect of deferred income taxes	(6,485,359)	(6,485,359)
Cumulative effect of restatement	(27,203,145)	(25,557,565)
Total majority stockholders' equity	19,870,929	24,110,819
Minority interest	4,801,086	9,903,861
Total stockholders' equity	24,672,015	34,014,680
	$ 64,588,842	$ 88,554,289

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001 (except share data)

	2001	2000
Net sales	$ 51,376,462	$ 51,950,088
Cost of sales	33,975,277	35,580,076
Gross profit	15,401,185	15,370,012
Selling and administrative expenses	7,452,921	7,272,486
Operating income	7,948,264	8,097,526
Comprehensive result of financing:		
Interest income	1,245,965	2,130,261
Interest expense	(4,370,447)	(5,576,639)
Exchange loss, net	(151,856)	(13,652)
Gain from monetary position	855,757	1,844,588
	(2,420,581)	(1,615,442)
Other income (expenses), net	158,741	(115,620)
Amortization of goodwill and negative goodwill, net	(17,662)	(37,655)
Special item	(26,965)	(107,122)
Income before provisions	5,641,797	6,221,687
Provisions for:		
Income taxes	2,329,122	2,696,021
Employee profit sharing	482,453	336,581
Income before equity in results of associated companies and unconsolidated real estate trust	2,830,222	3,189,085
Equity in results of associated companies and unconsolidated real estate trust	530,915	577,294
Income before loss from spinoff operations	3,361,137	3,766,379

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated statements of income
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001 (except share data)

	2001	2000
Loss from spinoff operations, net of income taxes	(237,738)	(654,222)
Net income for the year	$ 3,123,399	$ 3,112,157
Net income applicable to:		
Majority interest	$ 2,484,074	$ 2,710,847
Minority interest	639,325	401,310
Net income for the year	$ 3,123,399	$ 3,112,157
Basic earnings per ordinary share	$ 2.79	$ 3.02
Loss per share from spinoff operations	$ (0.27)	$ (0.73)
Weighted average number of outstanding shares (000´s)	890,566	898,167

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated statements of stockholders' equity
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as December 31, 2001

	Capital Stock		Additional Paid-in Capital	Reserve for Repurchase of Own Shares	Surplus Paid by Minority Interest	Retained Earnings	Cumulative Effect of Deferred Income Taxes	Cumulative Effect of Restatement	Minority Interest	Total Stockholders' Equity
	Historical	Restatement								
Balances as of December 31, 1999	$ 1,375,189	$ 5,627,711	$ 2,248,178	$ 1,309,089	$ -	$ 42,731,087	$ -	$ (24,436,601)	$ 7,362,808	$ 36,217,461
Cumulative initial effect of deferred income taxes	-	-	-	-	-	-	(6,485,359)	-	(1,359,618)	(7,844,977)
Repurchase of own shares	(19,933)	(1,697)	-	(375,884)	-	-	-	-	-	(397,514)
Reissuance of own shares	10,001	3,785	(14,530)	268,350	-	-	-	-	-	267,606
Increase in reserve for repurchase of own shares	-	-	-	1,760,602	-	(1,760,602)	-	-	-	-
Capital stock contribution and surplus paid by minority interest	-	-	-	-	281,550	-	-	-	4,437,345	4,718,895
Dividends paid to subsidiaries' minority interest	-	-	-	-	-	-	-	-	(324,022)	(324,022)
Balances before comprehensive income	1,365,257	5,629,799	2,233,648	2,962,157	281,550	40,970,485	(6,485,359)	(24,436,601)	10,116,513	32,637,449
Translation effect for the year	-	-	-	-	-	-	-	38,709	(12,644)	26,065
Restatement effect for the year	-	-	-	-	-	-	-	(1,159,673)	(601,318)	(1,760,991)
Net income for the year	-	-	-	-	-	2,710,847	-	-	401,310	3,112,157
Comprehensive income	-	-	-	-	-	2,710,847	-	(1,120,964)	(212,652)	1,377,231
Balances as of December 31, 2000	1,365,257	5,629,799	2,233,648	2,962,157	281,550	43,681,332	(6,485,359)	(25,557,565)	9,903,861	34,014,680
Spinoff effect	(330,874)	(1,416,525)	(558,402)	(720,919)	(281,550)	(1,686,615)	-	-	(4,837,844)	(9,832,729)
Repurchase of own shares	(4,966)	(100)	-	(78,432)	-	-	-	-	-	(83,498)
Decrease in minority interest	-	-	-	-	-	-	-	-	(111,985)	(111,985)
Dividends paid to subsidiaries' minority interest	-	-	-	-	-	-	-	-	(240,701)	(240,701)
Balances before comprehensive income	1,029,417	4,213,174	1,675,246	2,162,806	-	41,994,717	(6,485,359)	(25,557,565)	4,713,331	23,745,767
Translation effect for the year	-	-	-	-	-	-	-	61,292	-	61,292
Restatement effect for the year	-	-	-	-	-	-	-	(1,706,873)	(551,570)	(2,258,443)
Net income for the year	-	-	-	-	-	2,484,074	-	-	639,325	3,123,399
Comprehensive income	-	-	-	-	-	2,484,074	-	(1,645,581)	628,193	926,248
Balances as of December 31, 2001	$ 1,029,417	$ 4,213,174	$ 1,675,246	$ 2,162,806	$ -	$ 44,478,791	$ (6,485,359)	$ (27,203,146)	$ 4,801,086	$ 24,672,015

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Operating activities:		
Income before loss spinoff operations	$ 3,361,137	$ 3,766,379
Add (deduct)-		
Items in results which did not require (generate) funds-		
Depreciation and amortization	1,858,678	1,980,253
Amortization of goodwill and negative goodwill	17,662	37,655
Deferred income taxes and employee profit sharing	581,667	1,288,086
Long-term taxes payable	(122,968)	247,966
Equity in results of associated companies and unconsolidated real estate trust, net of dividends received	(401,395)	(132,581)
Special item	26,965	107,122
Employee severance benefits	57,816	28,977
Loss from spinoff operations, net of income taxes	(237,738)	(654,222)
Items related to investing activities-		
Gain from sale of long-term investment in shares	(26,805)	-
Loss on sale of property, plant and equipment	12,578	107,670
Net resources obtained from results	5,127,597	6,777,305
Net changes in working capital, except treasury	(800,789)	(1,979,183)
Net resources generated by operating activities	4,326,808	4,798,122
Financing activities:		
Net (decrease) increase in bank loans and long-term debt, in real terms	(1,871,829)	632,888
Net amortization of bank loans and long-term debt, in constant Mexican pesos	(1,047,184)	(2,169,567)
Reissuance of own shares	-	267,606
Repurchase of own shares	(83,498)	(397,514)
Dividends paid to subsidiaries' minority interest	(352,686)	(324,022)
Net resources applied to financing activities	(3,355,197)	(1,990,609)
Investing activities:		
Additions to property, plant and equipment, less net book value of retirements	(1,966,541)	(1,457,455)
(Increase) decrease in investment in shares of associated companies and unconsolidated real estate trust	(535,884)	639,022
Other assets	(112,426)	(82,204)
Net resourses applied to investing activities	(2,614,851)	(900,637)
Net changes in assets, liabilities and stockholders' equity of the spinoff operations, including restatement effect	820,852	(4,553,756)
Net decrease in cash and marketable securities	(822,388)	(2,646,880)
Cash and marketable securities:		
At beginning of the year	4,589,314	7,236,194
At end of the year	$ 3,766,926	$ 4,589,314

The accompanying notes are an integral part of these consolidated statements.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with the accounting principles generally accepted in the country of use.

2 Activities:

Grupo Carso, S.A. de C.V. ("CARSO" or the "Company") is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; manufacturing and sale of automotive parts; operation of department stores; retail stores carrying gifts; music stores; restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and sale of copper and copper alloy by-products; manufacturing and sale of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of telecommunication cables and electric wires; manufacturing and sale of ceramic tiles and management of shopping malls.

3 Basis of consolidation, acquisition and spin-off of subsidiaries:

Basis of consolidation-

The accompanying consolidated financial statements include the financial statements of CARSO and those of the subsidiaries over whose management CARSO exercises control, the most important of which are:

Company	Ownership %
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.76
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	99.61
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary (CIGATAM)	50.01
Galas de México, S.A. de C.V. (GALAS)	80.51
Artes Gráficas Unidas, S.A. de C.V. (AGUSA)	68.19
Carso, LLC	100.00

The equity in the results and changes in equity of subsidiaries and associated companies acquired or sold during the year are included in the financial statements from or up to the date of the transactions, restated in terms of Mexican pesos with purchasing power as of yearend.

All significant intercompany balances and transactions have been eliminated in consolidation.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Acquisition of subsidiaries-

In March 2000, Sanborns acquired through Sanborns LLC 51% of the common stock of CompUSA Inc., a company incorporated in the United States that operates retail stores specializing in personal computers, software, related accessory products and services in the United States.

Spin-off-

During the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the partial spinoff of the Company resulting in the incorporation of U.S. Commercial Corp., S.A de C.V. ("US Commercial") as the new company, whose most significant asset is represented by the investment in shares of Sanborns LLC, which includes 51% of the shares of CompUSA Inc. with effects as of November 29, 2001 (see Note 5).

4 Significant accounting policies:

The financial statements were prepared in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2001, the companies adopted the regulations of the new bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants. Bulletin C-2 establishes the methodology for valuing and recording financial instruments. Consequently, the valuation effects of the contracted financial instruments were recorded as assets, affecting the comprehensive result of financing (see Note 21).

(b) Translation of financial statements-

The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated as follows: monetary items at the exchange rate at yearend; nonmonetary assets and stockholders' equity at the exchange rate at the date the transactions occurred or were generated. The resulting Mexican peso amounts are restated using factors derived from the National Consumer Price Index (NCPI).

Since March 2000 and up to November 28, 2001, the financial statements of Sanborns LLC and Subsidiary (CompUSA Inc.), a Sanborns subsidiary located in the United States, considered a "foreign entity", were stated in U.S. dollars and translated into Mexican pesos at the exchange rate in effect as of the date the foreign entity was maintained, in conformity with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants (see Note 5).

The assets and liabilities of the spinoff operations as of December 31, 2000, were restated to currency as of December 31, 2001, by applying the NCPI, instead of the guidelines established by Bulletin B-15. The corresponding effects are included under the result from holding nonmonetary assets of 2001, instead of under this same item of 2000.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Continental Tire North America, Inc. a foreign associated company (19.40% ownership) is recorded under the equity method. Since this company is a "foreign entity", its financial statements should follow the translation guidelines mentioned in Bulletin B-15 as described above. However, such financial statements do not present a restatement for inflation, but are translated into Mexican pesos using the exchange rate at yearend. The effect from not following Bulletin B-15 comprehensively in order to restate this investment is not significant.

(c) *Recognition of the effects of inflation in the financial information-*

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Accordingly, the financial statements of the prior year have been restated in terms of Mexican pesos of the December 31, 2000. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power.

The inflation rates for the countries in which the companies operate are as follows:

	%	
	2001	2000
USA	1.55	3.39
Mexico	4.40	8.96

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures are as follows:

– *Balance sheet:*

Inventories are restated to their net replacement cost, which does not exceed realizable value.

Property, plant and equipment are originally recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin are restated using factors derived from the NCPI, and the imported machinery and equipment are restated in the currency of origin based on the inflation of the country of origin and the current exchange rate.

Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

The concession titles obtained by Ferrosur, S.A. de C.V. (Ferrosur), a Frisco subsidiary, are recorded at their award cost, restated based on the NCPI, and amortized over the 50-year term of the concession, using the straight-line method.

Goodwill and negative goodwill are restated using a factor derived from the NCPI from the date of contribution or generation.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

– *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

The costs and expenses associated with nonmonetary items are restated as follows:

- The cost of sales is restated based on replacement costs, as a function of the restatement of the inventory being consumed or sold.

- As stated above, depreciation is calculated on the restated value of property, plant and equipment.

- Those expenses and income associated with the other nonmonetary items are restated through yearend, as a function of the nonmonetary assets consumed or sold.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through yearend with the corresponding factor.

– *Other statements:*

The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of inventories and machinery and equipment of foreign origin and their effect on the results of operations as compared to the change in the NCPI.

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior yearend, restated to Mexican pesos as of the most recent yearend.

(d) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short-term variable-rate and debt investment fund shares valued at market (cost plus accrued interest).

(e) Investment in shares of associated companies and unconsolidated real estate trust-

The main investments in shares of associated companies and unconsolidated real estate trust are as follows:

	%	
	2001	2000
Grupo Comercial Gomo, S.A. de C.V.	22.877	20.591
Centro Comercial Plaza Satélite (Trust fund F-7278 Bancomer, S.A.)	37.390	37.282
Continental Tire North America, Inc.	19.400	19.400
Philip Morris México, S.A. de C.V.	49.995	49.995
Grupo Primex, S.A. de C.V.	39.815	39.815

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

At December 31, 2001 and 2000, the investment in shares of associated companies (except for Continental Tire North America, Inc. mentioned above) and the unconsolidated real estate trust, are recorded under the equity method based on the restated stockholders' equity of the associated companies and the restated equity of the trust.

(f) Goodwill and negative goodwill-

Goodwill and negative goodwill represent the difference between the acquisition price and/or the amount contributed to capital stock of new businesses and the book value of such stock, as of the date of acquisition and/or contribution. Goodwill and negative goodwill are amortized over the term management estimates that additional benefits from such investments will be realized, which is 10 years for goodwill and 5 years for negative goodwill. The amount of goodwill amortized in 2001 and 2000 was $389,082 and $395,530, respectively. The amount of negative goodwill amortized in 2001 and 2000 was $371,420 and $357,875, respectively.

At December 31, 2001, goodwill of $1,413,851 is represented by the acquisition of the shares of Condumex, Sanborns, Frisco, Porcelanite and Continental Tire North America, Inc., which is shown under other assets in the balance sheets. Negative goodwill is represented mainly by the acquisition of the shares of Sears Roebuck de México, S.A. de C.V. (Sears México) and amounts to $163,910.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

(g) Income taxes and employee profit sharing-

The Companies records the deferred asset or liability effect of income and asset taxes as a long-term asset or liability based on the cumulative effect of temporary differences between the asset and liability amounts for book and tax purposes as of the balance sheet date, and using the tax rate estimated to be applicable at the time of reversal. The deferred employee profit sharing is calculated considering the temporary differences originating during the year that are likely to generate a future liability or benefit. The deferred income tax effect as of December 31, 2001 and 2000 represented a long-term liability of $8,814,167 (net of $6,049 corresponding to a deferred employee profit sharing asset included in other assets) and $8,748,957, respectively, and the provisions to reflect the deferred effects of the year amounted to $581,667 and $1,288,086, respectively.

(h) Employee benefits-

According to the Federal Labor Law, most subsidiaries are liable for severance payments and seniority premiums to employees terminating under certain circumstances.

Some subsidiaries record the liabilities from seniority premiums, pensions and retirement payments as they accrue, using actuarial calculations based on the projected unit credit method, using real interest rates.

Some subsidiaries have covered 100% of their projected benefit obligations through a trust fund. The subsidiaries that have not covered such obligation have recorded a liability, which at present value, will cover the projected benefit obligation at the estimated retirement date of their personnel.

Indemnity payments are charged to results in the period in which they are made.

(i) Revenue recognition-

Revenues from sales are recognized when the products are shipped or delivered or when services are rendered to the client and the client assumes responsibility for the products.

(j) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position and the effects of valuation of financial instruments, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

(k) Earnings (loss) per share-

Basic earnings per ordinary share for each period were calculated by dividing majority net income by the weighted average number of shares outstanding during the year.

The loss per share of spinoff operations has been determined by dividing this item by the corresponding number of shares determined as mentioned above.

(l) Comprehensive income-

Comprehensive income is comprised of the net income for the year plus any gains or losses that according to specific regulations are presented directly in the statement of stockholders' equity, such as the restatement and translation effects for the year.

(m) Financial instruments-

Financial instruments that have been designated and that function effectively as hedging against the effects of certain risks of other financial instruments will affect the assets or liabilities or the transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the comprehensive result of financing in each accounting period. Long-term debt contracted to finance the Company's operations is maintained at its nominal value, recording the corresponding interest separately.

5 Spinoff operation:

On November 29, 2001, the stockholders of Carso approved the spinoff of the segment of stores specialized in personal computers, software, accessories and services in the United States. As a consequence of the spinoff, US Commercial was incorporated as a Mexican company, independent from Carso, to which certain assets, liabilities and equity related to these operations were transferred.

In the spinoff, each stockholder of Carso became a stockholder of US Commercial and consequently, the same group of stockholders controls both companies. The relationship between Carso and US Commercial will be limited to agreements related to the spinoff.

The assets and liabilities of the spinoff operations were transferred to US Commercial at book value. The amount of stockholders' equity transferred to US Commercial in the spinoff represents the difference between the transferred assets and liabilities and was accounted for as a reduction in stockholders' equity of Carso at the time of the spinoff.

In the accompanying financial statements, the assets and liabilities of the new company were presented under current and noncurrent assets and liabilities of the spinoff operations, and the revenues and expenses of this entity are included in the statement of income under loss from spinoff operations, net of income taxes. The figures of the 2000 financial statements and those at November 29, 2001 and the related notes were restated in order to present the assets, liabilities, revenues, costs and expenses of the continuing operations of Carso separate from the spinoff.

Below is a summary of the financial position and results of operations of Sanborns LLC and subsidiary (CompUSA Inc.) as of December 31, 2000 and for the eleven months ended November 30, 2001 and the ten months ended December 31, 2000.

Sanborns LLC and Subsidiary

Consolidated condensed balance sheet as of December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets	
Current assets	$ 8,981,033
Investment in shares of associated companies	9,875
Property, plant and equipment, net	2,372,548
Other assets, net	9,372,224
	$ 20,735,680
Liabilities and stockholders' equity	
Current liabilities	$ 7,128,309
Long-term debt	4,720,323
Deferred income and negative goodwill, net	85,258
Total liabilities	11,933,890
Majority stockholders' equity	4,543,378
Minority interest	4,258,412
Total stockholders' equity	8,801,790
	$ 20,735,680

Sanborns LLC and Subsidiary

Consolidated condensed statements of loss
For the eleven months ended November 30, 2001 and the ten months ended December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of November 30, 2001

	Eleven Months Ended November 30, 2001	Ten Months Ended December 31, 2000
Net sales	$ 34,520,792	$ 41,008,485
Cost of sales	(27,819,070)	(33,113,336)
Operating expenses	(6,909,641)	(7,666,355)
Comprehensive result of financing	(183,424)	(316,597)
Other expenses, net	(529,958)	(534,037)
Provision for income taxes	(400)	(461)
Income (loss) from discontinued operations	565,888	(31,921)
Extraordinary income	118,075	-
Net loss for the period	$ (237,738)	$ (654,222)
Net loss applicable to:		
Majority interest	$ (120,834)	$ (403,681)
Minority interest	(116,904)	(250,541)
Net loss for the period	$ (237,738)	$ (654,222)

6 Reclassification of prior year financial statements:

Certain amounts in the financial statements as of December 31, 2000 have been reclassified in order to conform to the presentation of the financial statements as of December 31, 2001.

7 Foreign currency transactions and position:

At December 31, 2001 and 2000, the peso/dollar exchange rates were $9.1423 and $9.5997, respectively, and the assets and liabilities in foreign currency of the Mexican companies were as follows:

	Thousands of U.S. Dollars	
	2001	2000
Assets-		
Current	421,999	605,842
Liabilities -		
Current	(680,983)	(767,724)
Long-term	(527,875)	(760,091)
	(1,208,858)	(1,527,815)
Net foreign currency denominated liabilities	(786,859)	(921,973)
Equivalent in thousands of Mexican pesos	$ 7,193,701	$ (8,850,664)

The Mexican companies had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars	
	2001	2000
Sales	514,986	619,914
Interest income	154	780
Other income	3,375	-
Purchases	(751,561)	(949,612)
Interest expense	(66,125)	(56,350)
Technical assistance	(361)	(5,650)
Royalties	(1,246)	(1,112)
Equipment maintenance expenses	(34,034)	(66,419)
	(334,812)	(458,449)
Equivalent in thousands of Mexican pesos	$ (3,127,445)	$ (4,459,313)

At March 15, 2002, the unaudited foreign currency position was similar to that at yearend and the exchange rate was $9.0929 Mexican pesos per U.S. dollar.

8 Accounts receivable:

	2001	2000
Trade	$ 9,522,096	$ 9,977,279
Sundry debtors	1,046,785	931,966
	10,568,881	10,909,245
Less-		
Allowance for doubtful accounts	(189,882)	(229,757)
Discounted portfolio	(2,636,051)	(2,100,395)
	7,742,948	8,579,093
Recoverable taxes	1,180,073	680,492
US dollar foreign currency forwards, net	3,858	56,260
Related parties	546,019	585,241
	$ 9,472,898	$ 9,901,086

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Sears Mexico entered into an agreement with Banco Inbursa, S.A. (Inbursa), a related party, whereby it establishes that Inbursa is willing to acquire, at a discount, promissory notes signed by individuals, derived from installment sales that take place at the subsidiary's different establishments. The maximum amount of the discount is $3,000,000, net of the percentage guarantee. The amount available for discount is variable.

This contract expires on October 30, 2002. Sears Mexico agrees to be jointly liable for the customers' debt during the term of the contract, up to $70,000 and is obligated to pay Inbursa a discount rate of TIIE plus 1% on the unpaid amount of the promissory notes discounted through their maturity date.

9 Inventories:

	2001	2000
Raw materials	$ 2,297,123	$ 3,600,236
Work-in-process	1,127,521	296,203
Finished products	1,842,406	1,777,261
Retail stores	3,396,256	3,404,492
Merchandise-in-transit and advances to suppliers	489,184	623,523
Spare parts and other	728,196	1,021,066
	9,880,686	10,722,781
Less- Reserve for slow-moving inventories and other	(172,114)	(155,151)
	$ 9,708,572	$ 10,567,630

10 Property, plant and equipment:

	2001	2000
Buildings and leasehold improvements	$ 16,765,032	$ 16,323,091
Machinery and equipment	28,993,087	29,194,100
Transportation equipment	1,031,316	1,033,310
Furniture and fixtures	1,927,152	2,101,802
Computer equipment	1,235,845	1,179,435
Other equipment	32,198	33,239
	49,984,630	49,864,977
Less- Accumulated depreciation	(25,348,417)	(25,144,864)
	24,636,213	24,720,113
Land	7,029,534	6,977,231
Construction-in-progress	1,911,769	2,451,001
	$ 33,577,516	$ 34,148,345

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

11 Concession titles:

Ferrosur has concession titles of the Via Troncal del Sureste effective for 50 years, beginning on December 18, 1998, renewable for an equal period, under certain circumstances, as well as exclusive rights to render cargo transportation services during a period of 30 years, except for haulage rights and rights-of-way. Upon termination of this concession, for any reason, the railroad and the assets will be returned to the Government in good operating conditions in conformity with the corresponding official rules and at no cost to the Federal Government.

12 Related-party balances:

The net balances with related parties (excluding financial transactions with Grupo Financiero Inbursa S.A. and trade operations with Teléfonos de México S.A. de C.V.) are as follows:

	2001	2000
Receivables-		
Sinergía, Soluciones Integrales de Energía, S.A. de C.V.	$ 357,313	$ 556,133
Sears Roebuck & Co.	3,449	2,654
Philip Morris México, S.A. de C.V.	159,436	-
Other	25,821	26,454
	$ 546,019	$ 585,241
Payables-		
Sears International Marketing, Inc.	$ 96,096	$ 64,931
Inversora Bursátil, S.A. de C.V.	-	127,620
Banco Inbursa, S.A.	-	83,120
Radiomóvil DIPSA, S.A. de C.V.	13,635	-
Cablevisión, S.A. de C.V.	10,149	-
Philip Morris México, S.A. de C.V.	68,487	203,805
Other	11,429	11,109
	$ 199,796	$ 490,675

13 Tax environment:

In Mexico-

Income and asset tax regulations:

The companies established in Mexico are subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. Until December 31, 2001, the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30% and with the remainder payable upon distribution of earnings. This remainder is recorded as a long-term liability.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rates will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Tax consolidation:

Carso is authorized by the Secretariat of Finance and Public Credit to file a consolidated income tax and asset tax return that excludes its foreign subsidiaries.

Book and taxable income-

The provision for income taxes is determined based on the amount payable per the consolidated taxable income that only includes the Mexican subsidiaries. The principal differences between book and taxable income are the inflationary component, the deduction of purchases in place of cost of sales, the effect of installment sales, the difference between book and tax depreciation, the gain or loss from monetary position and the restatement of short-term investments to market value.

Employee profit sharing-

Employee profit sharing is determined based on the taxable income of each Mexican operating company and excludes inflationary component effects, and tax depreciation is based on historical rather than restated values.

Tax loss carryforwards and recoverable asset taxes-

At December 31, 2001, Carso had tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:

Expiration Date	Tax Loss Carryforwards	Recoverable Asset Taxes
2002	$ 166	$ -
2003	1,612	-
2004	28,634	25
2005	713,922	105
2006	490,560	478
2007	164,990	804
2008	1,298,805	1,399
2009	112,213	336
2010	264,221	16,892
2011	1,069,425	120,630
	$ 4,144,548	$ 140,669

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

In the U.S.A-

Foreign subsidiaries compute their income taxes based on their individual taxable income and in accordance with the specific tax regulations of the U.S.A. The provisions for income taxes of foreign subsidiaries are not significant.

Deferred taxes-

The tax effects of the temporary differences giving rise to a deferred tax (asset) liability, in accordance with Bulletin D-4 are as follows:

	2001	2000
Temporary investments	$ 343,978	$ 475,702
Accounts receivable from installment sales	1,110,407	980,196
Inventories	2,935,904	4,114,430
Property, plant and equipment	5,325,723	5,620,698
Investment in real estate trust	157,868	126,734
Amortized goodwill	532,649	425,017
Translation effect	61,292	(33,268)
Complementary asset and liability reserves	(346,448)	(316,291)
Loss on sale of shares	(201,065)	(185,712)
Tax loss carryforwards	(1,413,571)	(1,951,864)
Recoverable asset taxes	(140,669)	(637,847)
Estimated income	157,597	258,793
Advances from customers	(81,529)	(201,902)
Other	(67,400)	49,007
Add- Reserve for tax loss carryforwards and asset taxes	445,480	-
Deferred income taxes	8,820,216	8,723,693
Deferred employee profit sharing	(6,049)	25,264
Deferred income tax and employee profit sharing	$ 8,814,167	$ 8,748,957

Provisions-

The income taxes and employee profit sharing provisions are as follows:

	2001	2000
Income tax for the year	$ 1,682,089	$ 1,407,929
Deferred income taxes	647,033	1,245,274
Employee profit sharing for the year	547,819	336,581
Deferred employee profit sharing	(65,366)	42,818
	$ 2,811,575	$ 3,032,602

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

14 Long-term debt:

At December 31, 2001, long-term debt is as follows:

Syndicated loans	$ 7,989,338
Direct long-term loans	6,289,524
Other long-term loans	1,018,759
	15,297,621
Less- Current portion	(3,872,588)
	$ 11,425,033

Maturity dates of long-term debt as of December 31, 2001 are follows:

2003	$ 5,572,525
2004	3,619,952
2005	1,249,261
2006 and thereafter	982,935
	$ 11,425,033

Syndicated loans-

On December 13, 2000, certain subsidiaries entered into a credit and guarantee contract (syndicated loan) in the amount of US$370 million with The Chase Manhattan Bank as managing agent and Grupo Carso, S.A. de C.V. as the guarantor. The loan will be payable in three semiannual installments beginning on December 13, 2002.

On September 5, 1997, certain subsidiaries entered into a credit and guarantee contract (syndicated loan) in the amount of US$350 million, of which at December 31, 2001, there were only two installments pending payment in February and August 2002 for US$140 million. Bank of America National Trust and Savings Association participated as the managing agent and Grupo Carso, S.A. de C.V. as the guarantor.

On May 8, 2001, Condumex entered into a syndicated loan contract in the amount of US$175 million with Citibank N.A. as the managing agent. The loan will be payable in quarterly increasing installments from July 2002 to October 2003.

The three syndicated loan contracts in US dollars establish a series of positive and negative covenants for the borrowing companies, including compliance with certain minimum consolidated financial ratios, which to date have been complied with.

Interest rates fluctuate from LIBOR + 0.70% to LIBOR + 1.375% depending on the term and the situation of the financial markets at the time the loans were contracted.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

On August 31, 2001, Sanborns contracted a syndicated loan in the amount of $1,800 million Mexican pesos with BBVA Bancomer, S.A. as the agent bank. The loan will be payable in six semiannual installments from February 27, 2004 to August 2006, at an annual rate calculated at the TIIE plus a margin applicable based on Grupo Carso's debt to equity ratio.

Direct loans-

Different subsidiaries of Grupo Carso have contracted direct loans at terms of 3, 4, 5, 8 and 9 years in Mexican pesos, US dollars and Euros, with financial entities such as Banco Inbursa S.A., Citibank N.A., GE Capital, Banco Santander Central Hispano and Deutsche Bank, at variable rates with a spread over the TIIE or LIBOR. Some of these loans establish grace periods for the payment of principal, but in all cases, interest is paid quarterly or semiannually.

Other long-term loans-

Some subsidiaries contracted loans guaranteed by the Eximbank of the US or its equivalent in other countries for the acquisition of machinery and equipment. These loans are mostly contracted in US dollars at preferential variable rates ranging from 2.02% to 6.14%, payable in 5 years with semiannual amortizations and with no grace periods for principal. These loans have been contracted with Banco Inbursa S.A., Société Générale, Bank of America N.A., Citibank N.A., Standard Chartered Bank, Allfirst Bank, Hypo Vereins Bank and PNC Bank, among others.

Some subsidiaries contracted preferential loans with governmental entities (Spain and Brazil), as well as private entities for fixed asset investment projects or working capital, at terms ranging from 5 to 20 years and interest from 0% to 2.66%.

Some subsidiaries contracted financial leases or long-term loans in domestic or foreign currencies with non-banking entities for the acquisition of fixed assets.

15 Long-term taxes payable:

	2001	2000
Income taxes	$ 368,634	$ 245,666
Value-added taxes	1,262	2,300
Deferred income taxes	8,820,216	8,723,693
Deferred employee profit sharing	-	25,264
	$ 9,190,112	$ 8,996,923

16 Employee benefits:

Mexico-

The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The consolidated fund prepayment is as follows:

	2001	2000
Subsidiaries with trust funds-		
Projected benefit obligation (PBO)	$ (1,103,024)	$ (1,135,255)
Less- Trust funds	1,277,955	1,485,799
Funded status	174,931	350,544
Transition liability to be amortized	(77,418)	(146,107)
Variances in assumptions to be amortized	176,360	164,438
Changes to the plan to be amortized	153,116	-
Additional liability	(131,644)	(101,278)
Prepayment	295,345	267,597
Subsidiaries without trust funds-		
Projected benefit obligation (PBO)	(104,459)	(106,137)
Amortization of transition asset	2,813	3,724
Past service costs to be amortized	3,942	22,124
Additional liability	(49)	(5,003)
Net projected benefit obligation	(97,753)	(85,292)
Fund prepayment, net (included in other assets)	$ 197,592	$ 182,305

The cost of employee benefits is as follows:

	2001	2000
Service costs	$ 81,558	$ 25,051
Amortization of transition (asset) liability	(262)	2,315
Amortization of variances in assumptions	1,673	3,720
Pension plan adjustment based on experience	432	-
Financial cost for the year	57,978	24,788
	141,379	55,874
Less- Actual return on plan assets	(83,563)	(26,897)
Net cost for the period	$ 57,816	$ 28,977

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

The real interest rates utilized in the actuarial calculations are as follows:

	%	
	2001	2000
Interest rate	4.0	5.0
Salary increase rate	4.0	1.0
Investment return rate	6.0	6.0

USA-

The employee benefit obligation as of December 31, 2001 is not significant.

17 Stockholders' equity:

As of December 31, 2001, capital stock was comprised of 915,000,000 common, registered, no-par value shares, of which 890,250,000 shares are fully subscribed and paid.

Series A1 shares represent the minimum, nonwithdrawable fixed capital, while Series A2 shares correspond to the variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum, nonwithdrawable fixed capital. Shares may only be owned by Mexican individuals or companies that have a foreigner exclusion clause.

As of December 31, 2001, the nominal amount of the reserve for repurchase of the Company's own shares was $1,680,073. The maximum capital stock that may be repurchased has been set at $100,000 at nominal value. This amount represents 9.4515% of the capital stock. As of December 31, 2001, 24,750,000 shares that had been repurchased were pending to be reissued.

Beginning in 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $9,665,000 as of December 31, 2001.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

The annual net income of each Mexican company, is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2001, the nominal value of CARSO's legal reserve is $381,635, and is included in retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

18 Other income (expenses), net:

	2001	2000
Loss on sales of property, plant and equipment	$ (12,578)	$ (101,670)
Project exploration expenses	(80,278)	(119,161)
Recovery of taxes from prior years	278,010	17,327
Cancellation of excess liabilities	7,964	21,992
Gain on sale of long-term investment in shares	(26,805)	-
Other, net	(7,572)	65,892
	$ 158,741	$ (115,620)

19 Special item:

Beginning in January 2000, Centro Comercial Plaza Universidad (Sears' subsidiary) began a major remodeling project to improve the mall's image as well as its concept. This required the demolition of certain existing assets; these retirements were recognized as a special item in the consolidated statement of income.

20 Commitments:

(a) Through an agreement executed on December 23, 2001, Sears extended, for a period of 10 years beginning on April 17, 2002, the contract which grants it the use of the name Sears both in its corporate name and in its stores, as well as the use of proprietary brands of Sears Roebuck and Company, among which are Craftsman and Kenmore.

(b) As of December 31, 2001, Sanborns had entered into agreements with suppliers for the construction and remodeling of some stores. These commitments amount to approximately $116,700.

(c) Frisco sells its minerals based on sales agreements, which in general are renewable each year, establishing the conditions and references to metal prices on international markets. The subsidiary Química Flúor, S.A de C.V. has entered into several long-term contracts, adjustable annually, with Atofina Chemicals, Inc., E.I. Du Pont de Nemours & Co. and Solvay Flourides, Inc., according to which it commits to sell them almost all its production of hydrofluoric acid at prices similar to market prices.

(d) As of December 31, 2001, as part of the agreements related to the concession of Vía Troncal del Sureste, subsidiary Ferrosur had committed, as a minimum, to adhere to the "Business Plan" including, among other issues, compliance with the budget for investments in cars and engines, railways, installations, maintenance and improvements to installations and electronic systems. In 2001, Ferrosur invested $148 million mainly to repair railways and acquire machinery and equipment.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

21 Financial Instruments:

The companies entered into derivative instrument transactions to be used as temporary substitutes of transactions in cash or as hedging mechanisms of its risk exposures (hedging obligations derived from the purchase-sale of foreign currency), as well as to profit from favorable market conditions from the acquisition of shares in the future at more advantageous prices (options). The following is a summary of these transactions:

(a) Interest rate hedging contracts-

Carso has entered into interest rate swap contracts in order to manage the interest rate risk of its loans and its fixed and variable rate debt. The swap contracts amount to $5,212,500, with maturity on December 18, 2006. In 2001, Carso paid a weighted average interest rate of 11.18% and received a weighted average interest rate of 7.97%. The difference payable or receivable will depend on the variances in the interest rates and is recorded as an adjustment to financial expenses in the statements of income.

During the year ended December 31, 2001, Condumex recorded a charge to results of $3,163 on interest rate swaps, which is included under comprehensive result of financing. The effect from valuation at yearend of the interest rate swap was $5,560.

(b) Share options-

The market value of the option contracts maintained by Carso is based on the market prices of the underlying shares at a determined date. At December 31, 2001, the estimated market value of these contracts result in a $529,053 loss (net of premiums paid). The Company does not foresee the early cancellation of these contracts and expects that their maturity date will remain as originally established. Upon their maturity, the contracts will be settled in cash or in kind, that is, the difference between the exercise price originally established and the market price at the date of maturity will be paid or the underlying shares will be acquired at the exercise price making the corresponding payment.

Carso entered into these transactions with shares of companies quoted on the US stock exchanges.

(c) Forwards-

The companies contracted exchange rate forwards of the Mexican peso against the US dollar in order to cover foreign exchange exposure from liabilities denominated in US dollars, as follows:

Maturity	Type of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivables	Forward Contract Payables	Net Position
January 22, 2002	Purchase	9.1250	150,000,000	$ 1,371,345	$ 1,368,750	$ 2,595
January 22, 2002	Sale	9.1401	8,000,000	73,138	73,121	17
January 22, 2002	Sale	9.1401	8,000,000	73,138	73,121	17
January 22, 2002	Purchase	9.1250	70,000,000	639,961	638,750	1,211
January 22, 2002	Purchase	9.1400	90,000,000	822,807	822,600	207
January 22, 2002	Purchase	9.1737	6,000,000	54,854	55,043	(189)
				$ 3,035,243	$ 3,032,185	$ 3,858

Expressed in thousands of Mexican pesos with purchasing power as of that date

(d) Other instruments-

At December 31, 2001, the companies had other financial instruments, which are not significant with respect to the volume of its transactions.

22 Contingencies:

(a) The Company acquired from Sears U.S.A. 60% of the shares of Sears Mexico through a purchase-sale agreement entered into on April 2, 1997, with Sears U.S.A. maintaining the right to request at any time and up to April 2, 2002, that Carso purchase part or all of the 15% of the shares of Sears Mexico that it still owns. The purchase price of this option is the same as the one paid by Carso in the purchase contract plus annual interest of 8%, which will be calculated from April 2, 1997 up to the date on which the option is exercised. If Sears U.S.A. decides to exercise its right to sell such shares to Carso, the purchase price would be approximately US$25.75 million, plus interest calculated on the bases mentioned above. On December 20, 2001 this agreement was extended for an additional 10 years.

(b) In January 2000, COC Services, Limited filed a claim with the District Court of Dallas, Texas against CompUSA, Inc. (CompUSA) for various contractual and civil liabilities derived from a letter of intention relative to franchises for retail stores in Mexico. The plaintiff also mentioned other defendants, including Grupo Carso, Grupo Sanborns and Ing. Carlos Slim Helú. COC Services demanded payment from CompUSA for damages of US$150 million for breach of contract, extra-contractual interference with contract and possible contract; conspiracy claims of US$2 million in damages; and fraud and punitive damages of US$300 million. COC Services also intended to recover interest, legal and court costs.

The claim was transferred to the District Court number 116 of Dallas, Texas, where a jury deliberated on it during January and February, 2001. In February 2001, the jury issued its verdict finding the defendants guilty of the various claims against them and demanding each one to pay compensatory and punitive damages. The punitive damages awarded to COC Services payable by the defendants are as follows: US$175.5 million by James Halpin, the former president and CEO of CompUSA; US$94.5 million by CompUSA, US$67.5 million by Ing. Slim, US$13.5 million by Grupo Carso and US$13.5 million by Grupo Sanborns. Based on the jury's verdict, the defendants filed a letter with the Court regarding various legal aspects affecting the final resolution.

On May 18, 2001, the judge reduced the damages determined by the jury from US$454 million to US$121.5 million, or 73%, claimed from Grupo Carso, Grupo Sanborns, Ing. Carlos Slim Helú, CompUSA and its former CEO, Mr. James Halpin. The judge also eliminated from the case the jury's determinations against CompUSA and Mr. James Halpin.

Grupo Carso, Grupo Sanborns and Ing. Slim have taken several actions in the procedure and appealed the sentence in the corresponding Texas courts. The appeals are in process and it is not possible to anticipate their outcome. A bond has been contracted to guarantee the payment that could derive from the final resolution. Even though a reduction in the verdict was obtained, there are plans to continue exercising all legal action, before all the pertinent courts, for the time necessary, in order to obtain acquittal from all pending accusations.

Expressed in thousands of Mexican pesos with purchasing power as of that date

In addition, COC Services, Limited appealed the sentence in order to obtain a resolution similar to the jury's original verdict and to include CompUSA and Mr. Halpin.

(c) In February 2001, the Board of Directors of Frisco approved the temporary suspension of mining operations in Minera San Francisco del Oro, S.A de C.V., engaged in the development and exploration of its mining concessions. Consequently, its work force was reduced significantly.

Derived from the decline in the international prices of gold and silver, in October 2001, the Board of Directors of Frisco approved the temporary suspension of mining operations in Compañía San Felipe, S.A de C.V. Accordingly, a minimum of administrative employees was kept to maintain and oversee the operations.

As a result, a reorganization plan was adopted by Frisco and therefore, indemnity payments of $55,615 were made which are shown in other expenses in the statements of income.

23 Segment information:

The most significant data by business segment as of December 31, 2001 and 2000 were as follows:

2 0 0 1

	Spinoff	Tobacco	Ceramic Tiles	Aluminum and Copper By-products	Products for Automotive, Construction, And Telecommunication Industries	Retail	Mining	Other	Total
Net sales	$ -	$ 8,804,173	$ 2,513,950	$ 4,627,559	$ 14,049,168	$ 16,585,194	$ 2,751,077	$ 2,045,341	$ 51,376,462
Operating income	$ -	$ 681,535	$ 578,947	$ 499,411	$ 2,453,857	$ 2,808,385	$ 330,093	$ 596,036	$ 7,948,264
Consolidated net income (loss) for the year	$ (237,738)	$ 324,912	$ 376,457	$ (106,524)	$ 1,419,535	$ 1,204,532	$ (90,031)	$ 232,256	$ 3,123,399
Depreciation and amortization	$ -	$ 178,313	$ 222,848	$ 244,462	$ 354,279	$ 505,657	$ 263,336	$ 89,783	$ 1,858,678
Goodwill and negative goodwill amortization	$ -	$ -	$ 14,816	$ -	$ 37,355	$ (298,782)	$ 58,414	$ 205,859	$ 17,662
Special item	$ -	$ -	$ -	$ -	$ -	$ (26,965)	$ -	$ -	$ (26,965)
Investment in shares of associated companies and unconsolidated real estate trust	$ -	$ -	$ -	$ 145	$ 745,591	$ 651,655	$ 97,182	$ 972,330	$ 2,466,903
Total assets	$ -	$ 4,004,713	$ 5,409,161	$ 7,756,664	$ 12,253,588	$ 19,690,926	$ 7,374,193	$ 8,099,597	$ 64,588,842
Total liabilities	$ -	$ 2,793,589	$ 3,640,392	$ 4,361,719	$ 5,379,935	$ 13,956,156	$ 5,548,267	$ 4,236,769	$ 39,916,827

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2000								
	Spinoff	Tobacco	Ceramic Tiles	Aluminum and Copper By-products	Products for Automotive, Construction, and Telecommunication Industries	Retail	Mining	Other	Total
Net sales	$ -	$ 8,051,155	$ 2,659,959	$ 5,503,643	$ 14,532,418	$ 15,715,079	$ 3,394,423	$ 2,093,411	$ 51,950,088
Operating income	$ -	$ 834,630	$ 784,680	$ 491,739	$ 2,636,477	$ 2,589,350	$ 380,514	$ 380,136	$ 8,097,526
Consolidated net income (loss) for the year	$ (654,222)	$ 529,245	$ 285,711	$ 58,674	$ 1,555,808	$ 1,549,413	$ (260,669)	$ 48,197	$ 3,112,157
Depreciation and amortization	$ -	$ 175,994	$ 245,625	$ 281,575	$ 332,903	$ 516,986	$ 304,711	$ 122,459	$ 1,980,253
Goodwill and negative goodwill amortization	$ -	$ -	$ 15,184	$ -	$ 30,170	$ (268,162)	$ 36,349	$ 192,569	$ (37,655)
Special item	$ -	$ -	$ -	$ -	$ -	$ (107,122)	$ -	$ -	$ (107,122)
Investment in shares of associated companies and unconsolidated real estate trust	$ -	$ -	$ -	$ -	$ 548,647	$ 757,912	$ 113,848	$ 985,013	$ 2,405,420
Total assets	$ 20,735,680	$ 3,710,541	$ 5,294,395	$ 8,719,400	$ 13,000,004	$ 19,886,515	$ 8,185,510	$ 9,022,244	$ 88,554,289
Total liabilities	$ 11,933,903	$ 2,725,495	$ 3,959,199	$ 4,638,872	$ 5,971,532	$ 14,074,783	$ 5,984,806	$ 5,251,019	$ 54,539,609

24 Subsequent event:

On January 25, 2002, Carso and its subsidiary Frisco, Grupo Financiero Inbursa, S.A de C.V. and its subsidiary SINCA Inbursa, S.A de C.V., Sociedad de Inversión de Capitales and Grupo México, S.A de C.V., through its subsidiary Infraestructura y Transporte México, S.A de C.V. (ITM) entered into a joint venture agreement to transfer 100% of the shares of Ferrosur to ITM subscribing shares representing 20% of the capital stock of ITM. Derived from this joint venture, ITM will own 100% of Ferrosur, which is the concessionaire of the railroad public transportation service in southeastern routes, and 74% of Grupo Ferroviario Mexicano, S.A de C.V., which is the controlling company of 100% of Ferrocarril Mexicano, S.A de C.V. (Ferromex), which in turn, is the concessionaire of the North-pacific, Nacozari and Ojinaga, Topolobampo routes. The execution of the final agreements and other documents required for the implementation of this joint venture are subject to the granting of approvals required from the governmental authorities.